CLEARLY CANADIAN BEVERAGE CORPORATION
Proforma Consolidated Statement of Operation and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended

	June 30		June 30
	2007	June 30	2007	June 30
		$2006		$2006
	(Proforma)	$	(Proforma)	$
Sales	3,381	2,673	5,937	4,375

Cost of sales	2,722	1,910	4,722	3,252

Gross profit	659	763	1,215	1,123

Selling, general and administration expenses	5,634	3,172	8,406	5,683
Amortization of property, plant and equipment	7	28	30	60
Royalty revenue	-	(66)	-	(125)
Interest income	(84)	-	(147)	-
Other income expense	(6)	(13)	(13)	(45)
Interest on short-term debt	6	34	11	125
Interest on long-term debt	1	14	3	24
Interest on acquisition debt	(33)	-	-	-
Gain on sale of investments	-	-	-	(201)
Foreign exchange loss	649	-	649	-
Loss on settlement of debt	-	93	-	158
Restructuring expense	-	125	-	112

	6,174	3,387	8,939	5,791

Net loss earnings and comprehensive
loss for the period	(5,515)	(2,624)	(7,724)	(4,668)

Loss per share, basic and diluted	(0.28)	(0.27)	(0.41)	(0.58)

Weighted average number of shares
outstanding	19,784,680	9,086,385	18,811,963	8,086,057

See accompanying notes to consolidated financial statement

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Proforma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2007

1.	Operating Result :

The proforma include result of operations of DMR Food Corporation, My Organic Baby Inc., Clearly Canadian Beverage Corporation, CC Beverage (US) Corp. Blue Mountain Springs Ltd. and Clearly Canadian Beverage (International) Corp. for the period January 1, 2007 to June 30, 2007.

2.	Proforma presentation

These interim financial statements have been prepared in accordance with accounting principles generally accepted in United States.

The accompanying proforma Financial Statements for the six months ended June 30, 2007 have not been reviewed or audited by the Company’s Auditors.